Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: February 15, 2023

On February 15, 2023, Broadcom Inc. published the following post on LinkedIn:

On February 15, 2023, Broadcom Inc. published the following post on Twitter:

On February 15, 2023, Broadcom Software Group published the following post on LinkedIn:

On February 15, 2023, Broadcom Software Group published the following post on Twitter:

[The following is an excerpt of the interview that was conducted on FedScoop accessible through the links included in the posts above]

Transcript — Hock Tan, Broadcom Inc., President and Chief Executive Officer, on FedScoop

Hock Tan	A

With our planned acquisition of VMware, we see VMware and its multi-cloud strategy as critical to the success of this sort of flexibility, because it provides CIOs with the tools, capabilities and know-how to control their own destiny, giving them greater choice without having to refactor the applications that run workloads. To fully take advantage of multi-cloud, CIOs should be investing the tools and capabilities that enable them to own their own modernization roadmap, regardless of whether the work is done on prem or in the cloud.

Wyatt Kash	Q

So next I'd like to ask, your company has been a leader in acquisitions, and I'd be interested to hear, how do you feel acquisitions and consolidation in the commercial IT industry translates into more innovative or more capable offerings for the federal IT community?

Hock Tan	A

Now Broadcom has a long history of pursuing strategic acquisitions and is no stranger to M&A. Generally speaking, M&A is about making both companies stronger by strengthening an acquired company’s balance sheet, and the new owner can better invest in core products and provide its customers longer-term assurances. An acquirer like Broadcom is in a stronger position to invest and better serve its clients, including the federal government. In a time with so much focus on modernization, M&A enables newer companies to achieve the scale they need, and the products ability federal agencies crave. As raising capital has become more expensive, M&A also provides an alternative path that can serve federal agency customers.

Wyatt Kash	Q

And then how has Broadcom’s investment strategy shifted over the past couple of years and why should federal IT leaders pay closer attention to what Broadcom brings to the table now for federal agencies to deliver on their missions.

Hock Tan	A

Broadcom is committed to serving the federal market and has been a longtime supplier to the U.S. Government, including divisions focused on our national security. Federal agencies are beginning to embrace multi-cloud architectures, so Broadcom has doubled down on our commitment. Following the close of our pending acquisition of VMware, we will continue to invest in IT modernization objectives, particularly as federal agencies are beginning to embrace multi-cloud architectures. Multi-cloud is both mission- and cost-effective. With the right tools and capabilities, multi-cloud allows federal agencies to determine the best and most transparent fit for their IT environments. Following the transaction close, the combined Broadcom and VMware will be investing in solutions that enable federal government customers to have the flexibility to modernize applications, manage software and services, and secure data across clouds. These solutions will give federal agencies the tools they need to control their own destiny and create the multi-cloud environment from day one, all while increasing choice and reducing risks around loggings, control over data, critical operations and rising costs. We expect this multi cloud capability to enhance Broadcom solutions across our mission-critical software portfolio, which today already supports some of the most complex hybrid environments for a vast number of federal agencies. As an engineering-first company, Broadcom is committed to innovating leading-edge technology, ensuring successful deployments of solutions and delivering value for customers to drive growth. Our business model is predicated on adding long-term value and improving our products over time. We realize the value of a multi-cloud strategy as part of the overall effort to modernize the federal IT infrastructure, and a stronger VMware backed by Broadcom means that our customers in the federal space can deliver on this multi-cloud mission successfully, while also enjoying world-class security that will enable them to accelerate innovation for their applications.

Wyatt Kash	Q

So you’ve indicated that you continue to plan to keep investing in VMware’s Tanzu business. Can you explain what that is and why that’s important to federal agencies, particularly in light of your comments about being in a multi-cloud environment today.

Hock Tan	A

Since we announced our intent to acquire VMware last year, I’ve continuously heard from customers about their excitement about VMware’s momentum around cloud-native apps in its Tanzu business. Tanzu is a central part of VMware’s software portfolio and its multi-cloud strategy that helps enterprises accelerate the speed and agility of innovation within the organization. It will remain that way after Broadcom’s acquisition of VMware closes. VMware customers, including the U.S. Department of Defense, are leveraging Tanzu to run mission-critical cloud-native applications. Just last month, the DoD announced a $9 billion investment in a multi-cloud infrastructure across all domains and classification levels. With its multi-cloud strategy very much in the initial stages of development, the DoD is expected to build and deploy more modern applications every year. Modernizing legacy systems as part of the DoD’s move to multi-cloud is a national security imperative. Through its partnership with Tanzu, the DoD is poised to succeed by continuing to invest in software factories that build, secure and deploy cloud-native applications for its national defense and warfighting capabilities. Upon the close of our acquisition of VMware, we will remain committed to this partnership with the DoD, and we look forward to building similar mission-critical collaborations across the U.S. government.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.